Exhibit 99.1

OPTION AGREEMENT

THIS OPTION AGREEMENT dated for reference the 14 day of October, 2011

BETWEEN:

WESTHAVEN VENTURES INC. , a corporation incorporated under the laws of British Columbia and having an office at Suite 1925-1095 West Pender Street, Vancouver, BC, V6E 2M6

(“Westhaven ”)

AND:
ALMADEN MINERALS LTD., a corporation incorporated under the laws of the British Columbia and having an office at Suite 1103 - 750 West Pender Street, Vancouver, BC  V6C 2T8

(“Almaden”)

AND

ALMADEN AMERICA INC., a corporation incorporated under the laws of the State of Nevada and having an office c/o 145 Ryland Ave, Reno, Nevada 89501

(“America”)

WHEREAS:

A.
America is the sole recorded owner of a certain group of mineral claim tenures, known as the “Willow Property”, located in Douglas County, Nevada, and specifically described in detail in the attached Schedule “A” Almaden is the registered holder of all of the issued and outstanding shares of America. and is the holder of a retained beneficial interest in the Willow Property.

B.
Almaden, America  and Westhaven wish to enter into an option agreement pursuant to which Westhaven has the sole and exclusive option to acquire up to a 60% undivided right, title and interest in and to the Willow Property (the "Option"), subject to the terms and conditions set out herein.

C.	The parties now wish to enter into this agreement as the definitive agreement in relation to the Option.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the payment by Westhaven to Almaden and America  of the sum of TEN ($10.00) DOLLARS on the execution hereof (the receipt and sufficiency of which is hereby expressly acknowledged by Almaden and America ) and of the mutual covenants and agreements herein contained the parties agree as follows:

1.	DEFINITIONS

1.1	In this Agreement and in the Schedules and the recitals hereto, unless the context otherwise requires, the following expressions will have the following meanings:

(a)
“Affiliate” means any person, partnership, joint venture, corporation, or other form of enterprise which directly or indirectly controls, is controlled by or is under common control with a party, and for the purposes hereof;

(i)
"control" means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise, and

(ii)	in the absence of evidence to the contrary, ownership of twenty (20%) percent or more of the voting securities of a corporation will constitute "control";

(b)	“Agreement Date” means the date indicated at the top of the first page of this Agreement;

(c)	“Annual Maintenance Fees” shall mean those fees assessed and payable from time to time to the Bureau of Land Management

(d)
“Bulk Sampling” means the collection and removal of a reasonable quantity of representative material from a zone or zones on the Willow Property for the sole purpose of assaying and testing the same to determine the quality, grade, continuity or mineability of a zone all in accordance with standard mining industry practice;

(e)
“Business Day” means a day which is not a Saturday, Sunday or a day observed as a holiday in Vancouver, British Columbia under the Laws of the Province of British Columbia or the federal Laws of Canada;

(f)	“Exchange” means the TSX Venture Exchange;

(g)
“Expenditures” means all costs, expenses, obligations and liabilities of whatever kind or nature spent or incurred directly or indirectly by Westhaven or its Affiliates up to the Participation Date including, without limiting the generality of the foregoing, monies expended in connection with:

(i)
maintaining the Willow Property in good standing, including paying any taxes, fees, charges, payments and rentals (including payments made in lieu of assessment work but not the Initial Payment under Section 2.1), and fulfilling any of the requirements of any title documents, permits or applicable mining laws in Nevada with respect to the Willow Property, including the costs of any discussions or negotiations with governmental authorities in connection therewith,

(ii)
mobilization and de-mobilization of work crews, supplies, Facilities and equipment to and from the Willow Property, including all transportation, insurance, customs brokerage and import and export taxes, fees and charges and all other governmental levies in connection therewith,

(iii)	implementing and carrying out any program of surface or underground prospecting, exploring or mapping or of geological, geophysical or geochemical surveying,

(iv)	trenching or other surface or near surface sampling,

(v)	reverse circulation, diamond or other drilling,

(vi)	drifting, raising or other underground work,

(vii)	assaying and metallurgical testing,

(viii)	carrying out environmental studies and preparing environmental impact assessment reports,

(ix)
carrying out all required restoration and reclamation of the Willow Property required as a result of activities thereon hereunder, and posting any bond (whether cash or surety) required in that regard by any applicable governmental authority,

(x)	preparing and making submissions to government agencies with respect to substitute or successor title to any of the Willow Property and test and production permits,

(xi)	acquiring, constructing and transporting Facilities,

(xii)
fees, wages, salaries, travelling expenses and fringe benefits (whether or not required by law) of all persons engaged in work with respect to and for the benefit of the Willow Property and the food, lodging and other reasonable needs of such persons;

(xiii)	in paying goods and services tax and social services tax and all other taxes charged on expenditures made or incurred by Westhaven relating directly or indirectly to the Willow Property;

(xiv)	in obtaining all necessary or appropriate approvals, permits, consents and permissions relating to the carrying out of work, including environmental permits, approvals and consents; and

(xv)
in preparing engineering, geological, financing, marketing and other studies and reports and test work related thereto, including preparing feasibility studies including any work and reports preliminary or supplementary thereto.

(h)
“Facilities” means all mines and plants including, without limitation, all pits, shafts, haulageways and other underground workings, and all buildings, plants and other structures, fixtures and improvements, and all other property, whether fixed or moveable, as the same may exist at any time in, or on the Willow Property or outside the Willow Property if for the exclusive benefit of the Willow Property only;

(i)	“Initial Payment” has the meaning set forth in section 2.1;

(j)	“Joint Venture” means the joint venture formed by the Participants on the Participation Date pursuant to subsection 9.1;

(k)
“Mining Work” means every kind of exploration or development work done on or in respect of the Willow Property, by or under the direction of or on behalf of or for the benefit of a party and, without limiting the generality of the foregoing, includes assessment work, geophysical, geochemical and geological surveying, studies and mapping, investigating, trenching, drilling, designing, examining, equipping, improving, surveying, shaft sinking, raising, crosscutting and drifting, searching for, digging, trucking, sampling, working and procuring minerals, ores, metals and concentrates, surveying and bringing any mineral claims or other interests to mining lease, reporting and all other activities usually considered to be prospecting, exploration, and development work;

(l)	“Non-Operator” means the party acting in such capacity in accordance with the provisions of Article 5 of this Agreement;

(m)	“Operator” means the party acting in such capacity in accordance with the provisions of Article 5 of this Agreement;

(n)	“Optionors” means collectively, American and Almaden;

(o)	“Ore” means all materials from the Willow Property, the nature and composition of which, in the sole judgement of the Operator, justifies either:

(i)	mining or removing from place and shipping and selling such material, or delivering such material to a processing plant for physical or chemical treatment, or

(ii)	physical or chemical treatment of such material in place;

(p)
“Participant” means, after the Participation Date, any one of Almaden, America or Westhaven having an interest in the Willow Property, as the context requires, and its successors and permitted assigns and "Participants" means collectively Almaden, America and Westhaven, provided that they each have an interest in the Willow Property, and their successors and permitted assigns;

(q)	“Participation Date” means the date on which the Joint Venture is formed by the Participants pursuant to subsection 9.1;

(r)	“Product” means:

(i)	all Ore shipped and sold prior to treatment, and

(ii)	all concentrates, precipitates and products produced by or for the Operator from Ore;

(s)	“Supplies” means all tangible personal property of a non-capital nature (other than Product or Facilities) acquired or held by the parties with respect to the Willow Property;

(t)	“Westhaven Shares” means common shares in the capital of Westhaven; and

(u)
“Willow Property” has the meaning assigned to that term in Recital A and as more specifically described in Schedule “A” hereto, and includes all mineral, surface, water and ancillary or appurtenant rights attached or accruing thereto, and any mining licenses, mining leases, permits, concessions or other form of substitute or successor mineral title or interest granted, obtained or issued in connection with or in place of or in substitution for any such tenures or interests.

1.2
All references to moneys hereunder will be to lawful monies of the United States unless specifically stated otherwise.  All payments to be made to any party hereunder may be made by certified cheque or bank draft mailed or delivered to such party at its address for notice purposes as provided herein, or by wire transfer deposited for the account of such party at such bank or banks in Canada as such party may designate from time to time by notice to the paying party.  Said bank or banks will be deemed the agent of the designating party for the purpose of receiving, collecting and receipting such payment.

2.	OPTION, RIGHT OF ENTRY, SURRENDER OF PROPERTIES AND TITLE

2.1
The Optionors hereby give and grant to Westhaven the sole and exclusive irrevocable right and option (the “Option”) to acquire from the Optionors an undivided sixty (60%) percent right, title and interest in and to the Willow Property, free and clear of all liens, charges, encumbrances, claims, royalties, rights or interest of any other person, such Option to be exercisable by Westhaven, by (i) paying to America the aggregate sum of $300,000 within five (5) business days of receipt of approval of this agreement from the Exchange (the Initial Payment”) (ii) incurring $10 Million of Expenditures on the Willow Property and (iii) issuing to Almaden an aggregate 4 Million Westhaven Shares all as follows:

(a)
issuing to Almaden a total of Four Million (4,000,000) fully paid and non-assessable common Westhaven Shares, free and clear of any encumbrance but subject to such resale restrictions and legends as may be imposed by the applicable securities laws and the Exchange, on the schedule as follows:

(i)	500,000 Westhaven Shares on or before five (5) business days from approval of this Agreement by the Exchange;

(ii)	an additional 500,000 Westhaven Shares on or before the date which is one (1) year from the Agreement Date;

(iii)	an additional 500,000 Westhaven Shares on or before the date which is two (2) years from the Agreement Date;

(iv)	an additional 500,000 Westhaven Shares on or before the date which is three (3) years from the Agreement Date.; and

(v)
an additional 2,000,000 Westhaven Shares upon the completion of a NI 43-101 Resource Estimate in respect of the Willow Property, which is acknowledged may occur at any time and could be prior to the completion of the issuances in (ii), (iii) or (iv) above.

(b)	by incurring a total of Ten Million Dollars ($10,000,000) in Expenditures on the Willow Property as follows:

(i)	One Million Dollars ($1,000,000) in Expenditures prior to the date which is one (1) year from the Agreement Date (this is a firm commitment, not optional);

(ii)	an additional two Million Dollars ($2,000,000) in Expenditures prior to the date which is two (2) years from the Agreement Date;

(iii)	an additional three Million Dollars ($3,000,000) in Expenditures prior to the date which is three (3) years from the Agreement Date;

(iv)	an additional four Million Dollars ($4,000,000) in Expenditures prior to the date which is four (4) years from the Agreement Date.

2.2
All Expenditures required to be made by Westhaven pursuant to paragraph 2.1(b) may be made on a “make or pay” basis (i.e. Westhaven may either make the required Expenditures or pay Almaden in cash for any shortfall) in order to maintain the Option in good standing. The $1.000,000 Expenditure defined in paragraph 2.1(b)(i) is a firm commitment, subject to Exchange approval, but none of the other Expenditures set out in 2.1(b)(ii)-(iv)  are firm commitments. The Expenditures may be completed within a shorter time frame at the discretion of Westhaven. For greater certainty, any amount incurred as Expenditures by any third party contractor or service provider on behalf of the Operator shall not qualify as Expenditures until such time as the amounts so incurred have been reimbursed or paid for in full by Westhaven .  Expenditures incurred in any one year period in excess of the minimum amounts can be carried over to the next year.  All subsequent eligible Expenditures will be applied as assessment credits toward the Willow Property with applicable governmental authorities. Any expenditures in excess of the $10,000,000 Expenditures required under paragraph 2.1 (the “Exercise Expenditures”) shall be credited to Westhaven’s expenditures under the Joint Venture provided always that Westhaven ,forthwith upon having completed the Exercise Expenditures, has given notice thereof  in writing to the Optionors (“Exercise Notice”)

2.3	During the currency of the Option and if Westhaven is the Operator, Westhaven and its employees, agents and independent contractors will have the sole and exclusive right and option to:

(a)	enter upon the Willow Property;

(b)	have exclusive and quiet possession thereof;

(c)	do such prospecting and exploration work thereon and thereunder as Westhaven in its sole discretion may deem advisable;

(d)	bring and erect upon the Willow Property such Facilities as Westhaven deems advisable;

(e)	remove from the Willow Property and sell or otherwise dispose of reasonable amounts of mineral products, but only for the purpose of Bulk Sampling or other testing; and

(f)	surrender such portions of the mineral claims comprising the Willow Property as it may deem appropriate in accordance with the terms of this Agreement.

2.4
Until the exercise of the Option by Westhaven, in the event that Westhaven decides to surrender some or all of the mineral claims comprising the Willow Property, Westhaven shall deliver a written notice (the “Surrender Notice”) to Almaden of its intention to surrender or abandon such mineral claims comprising the Willow Property, as the case may be, provided that Westhaven has maintained the Willow Property in good standing as of the date of delivery of the Surrender Notice and provided that if the Surrender Notice is delivered on a date which is not less than six (6) months prior to the due date of the Annual Maintenance Fees, Westhaven shall be responsible for making payment of the Annual Maintenance Fees with respect to the claims to be surrendered, and Westhaven shall have no further obligations in respect of such mineral claims identified in the Surrender Notice other than pursuant to this subsection 2.4 and section 7, and such mineral claims shall no longer form part of the Willow Property covered by this Agreement. Westhaven shall, if required by Almaden, execute and deliver to Almaden a quit claim of its interest in the claims identified in the Surrender Notice.

2.5
Until the exercise of the Option by Westhaven, title to the Willow Property will remain in the name of Almaden. Westhaven shall have the right to record this Agreement, or a memorandum of this Agreement in state government offices in order to give notice to third parties of Westhaven’s interest in the Willow Property and this Agreement. Each party hereby covenants and agrees to the other to execute such documents as may be necessary to perfect such recording.

3.	REPRESENTATIONS AND WARRANTIES

3.1	Each of Westhaven, Almaden and America represents and warrants to the other that:

(a)
it is a company duly incorporated, organized and validly subsisting under the laws of its incorporating jurisdiction and is qualified to acquire and dispose of interests in, and to explore, develop and exploit, mining properties;

(b)
it has full power, capacity and authority to carry on its business and to enter into and perform its obligations under this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c)
all necessary corporate and shareholder approvals have been obtained and are in effect with respect to the transactions contemplated hereby, and no further action on the part of the directors or shareholders is necessary or desirable to make this Agreement valid and binding on a party;

(d)
neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with or result in the breach of or accelerate the performance required by any agreement to which it is a party; and

(e)
the execution and delivery of this Agreement and the agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto or of its constating documents.

3.2	The Optionors represent and warrant to Westhaven that:

(a)	the Willow Property is accurately described in Schedule “A” hereto and is in good standing and is not subject to any claims against their validity by any person;

(b)
The Optionors  own, a one hundred (100%) percent legal and beneficial right, title and interest in and to the Willow Property, which is, to the best of its knowledge, information and belief, free and clear of all liens, charges and encumbrances;

(c)	The Optionors have the exclusive right to enter into this Agreement and all necessary authority to dispose of an interest in and to the Willow Property in accordance with the terms of this Agreement;

(d)
no person, firm or corporation has any proprietary or possessory interest in the Willow Property other than Almaden, America and Westhaven hereunder, and no other person is entitled to any royalty or other payment in the nature of rent or royalty on any Ore or Product, other than as may be imposed under the laws of Nevada, and is subject only to the Net Smelter returns that may arise under the Joint Venture referred to in Section 9.1 and section 6 of Schedule “B”;

(e)
no person has any right, agreement, option or understanding, commitment or privilege capable of becoming an agreement for the purchase from Almaden  or America of any interest in or to the Willow Property;

(f)
to the best of its knowledge, information and belief, there is no public or private litigation, arbitration, proceeding or other governmental investigation pending or threatened involving any of the Willow Property or the Optionors which may, if adversely determined, materially and adversely affect the Willow Property or the interests of the Optionors  therein or which seeks to or would, if successful, prevent, restrain or prohibit any of the transactions contemplated herein other than the request of the Bureau of Land Management made with respect to certain mining shafts on the property pre-dating the acquisition of the Willow Property by the Optionors, particulars of which request have been previously provided by Almaden to Westhaven in writing;

(g)
to the best of its knowledge, information and belief, conditions on and relating to the Willow Property and operations conducted by Almaden thereon are in compliance with all applicable laws, regulations or orders relating to environmental matters including, without limitation, waste disposal and storage;

(h)
to the best of its knowledge, information and belief, there are no outstanding orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures with respect to the Willow Property and the conduct of operations related thereto, it has not received any notice of the same and it is not aware of any basis on which any such order or direction could be made; and

(i)
it is not aware of any material fact or circumstance which has not been disclosed to Westhaven which should be disclosed in order to prevent the representations and warranties in this section from being misleading or which may be material in Westhaven's decision to enter into this Agreement and acquire an interest in the Willow Property.

3.3	Westhaven represents and warrants to Almaden that:

(a)
no order ceasing or suspending trading in the securities of Westhaven or prohibiting sale of such securities has been issued to Westhaven or its directors, officers or promoters and, to the knowledge of Westhaven , no investigations or proceedings for such purposes are pending or threatened;

(b)
the issuance of the Westhaven Shares to Almaden and the completion of the other transactions contemplated by this Agreement does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions of any agreement or instrument to which Westhaven is a party, or regulation or law to which Westhaven is subject, or by which its assets are affected; and

(c)
the Westhaven Shares to be issued hereunder will, at the time of issue, be duly allotted, validly issued, fully paid and non-assessable and will be free of all liens, charges and encumbrances and be issued in accordance with applicable securities laws and the rules and policies of the Exchange.

3.4
The representations and warranties hereinbefore set out are conditions on which the parties have relied in entering into this Agreement and will survive the acquisition of any interest in the Willow Property by Westhaven and each of the parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by it and contained in this Agreement, and each party shall be entitled, in addition to any other remedy to which it may be entitled, to set off any such loss, damage or costs suffered by it as a result of any such breach against any payment required to be made by it to any other party hereunder.

4.	COVENANTS OF ALMADEN AND AMERICA

4.1	During the currency of this Agreement and prior to the Participation Date, the Optionors covenant and agree with Westhaven to:

(a)	not do any act or thing which would in any way adversely affect the rights of Westhaven hereunder;

(b)
make available to Westhaven and its representatives all records and files in its possession and control relating to the Willow Property and permit Westhaven and its representatives, at their own expense, to take abstracts therefrom and make copies thereof. The Optionors make no representation as to the accuracy or completeness of such records and files; and

(c)	co-operate as reasonably necessary with Westhaven in obtaining any surface, water or other rights on or related to the Willow Property as Westhaven deems desirable.

5.	PRE-PARTICIPATION PROGRAMS

5.1
During the currency of this Agreement and prior to the Participation Date, Westhaven will be the operator of the project (the “Operator”).  If Westhaven resigns in writing as Operator, Almaden may, on notice to Westhaven, elect to assume the role of Operator.  The party acting as Operator at the commencement of the Joint Venture shall be the initial operator of the joint venture.

5.2	During the currency of this Agreement and prior to the Participation Date, the Operator shall have the exclusive and sole responsibility of determining, administering and carrying out the exploration programs on the Willow Property. In carrying out work on the Willow Property and incurring Expenditures prior to the Participation Date, the Operator will:

(a)
keep the Willow Property free and clear of all liens, charges and encumbrances of every character arising from its operations hereunder (except for liens for taxes not yet due, other inchoate liens and liens contested in good faith by the Operator) and proceed with all reasonable diligence to contest or discharge any lien that is filed;

(b)
permit a party who is not the Operator (the “Non-Operator”), or its representatives duly authorized in writing, at their own risk and expense, upon reasonable notice, access to the Willow Property and to all data prepared by the Operator in connection with work done on or with respect to the Willow Property and to all drill core produced by or on behalf of the Operator from the Willow Property, provided that in exercising such right the Non-Operator will not unreasonably interfere with the activities of the Operator and that the Non-Operator will indemnify and save harmless the Operator and its directors, officers, employees and agents from and against all and any losses, damages, expenses, claims, suits, actions and demands of any kind or nature whatsoever in any way referable to or arising out of the entry, presence or activities of the Non-Operator or its representatives in connection with the Non-Operator’s access to the Willow Property and the records of the Operator under this paragraph (b), including, without limitation, bodily injuries or death or damage to property at any time resulting therefrom;

(c)	prepare and deliver to the Non-Operators:

(i)	written quarterly progress reports of the work completed in the calendar quarter and presently in progress and results obtained,

(ii)
comprehensive reports on an annual basis .  These reports will include the total amount of Expenditures incurred on the Willow Property and results obtained during the calendar year ending on December 31st immediately preceding, accompanied by copies of all data, reports and other information on or with respect to the Willow Property not already provided to the Non-Operator, and

(iii)
during periods of active field work, timely current reports and information on any material results obtained, accompanied by copies of all relevant data, reports and other information concerning such results, including those necessary to permit each of the Operator and the Non-Operator to meet its continuous disclosure obligations under applicable legislation and the requirements of the Exchange and any other exchange on which the shares of a Party may be listed or posted for trading;

(d)
conduct all work on or with respect to the Willow Property in a careful and workmanlike manner and in accordance with all applicable laws of the jurisdiction in which the Willow Property is located, including all requirements under applicable environmental legislation, and all rules, orders and regulations and the terms and conditions of any permits, consents or authorizations obtained, granted or issued with respect to activities on or with respect to the Willow Property;

(e)
pay, when due and payable, all wages or salaries for services rendered in connection with the Willow Property and all accounts for materials supplied on or in respect of any work or operations performed in connection therewith;

(f)	arrange for and maintain Worker's Compensation or equivalent coverage for all eligible employees engaged by the Operator in accordance with local statutory requirements;

(g)	obtain and maintain or cause any contractor engaged by it hereunder to obtain and maintain, during any period in which active work is carried out hereunder, not less than the following:

(i)	employer's liability insurance covering each employee engaged in the operations hereunder to the extent of $2,000,000 where such employee is not covered by Worker's Compensation;

(ii)
comprehensive general liability insurance in such form as may be customarily carried by a prudent operator for similar operations with a bodily injury, death and property damage limit of $1,000,000 inclusive; and

(iii)
vehicle, aircraft and watercraft insurance covering all aircraft, vehicles and watercraft owned and non-owned, operated and/or licensed by the Operator, with a bodily injury, death and property damage limit of $5,000,000 inclusive; and

(h)
indemnify each Non-Operator, its directors, officers, agents, and attorneys or Affiliates (an “Indemnified Person”), against any third party related loss, cost, expense, damage, or liability which may arise in connection with the Mining Work conducted by the Operator under applicable environmental legislation, except for any loss or damage which is caused by or attributable to the Non-Operator’s willful misconduct or gross negligence.  If any claim or demand is asserted against an Indemnified Person, written notice of such claim or demand will promptly be given to the Operator.  Within thirty (30) days after its receipt of the notice of the claim or demand, the Operator shall have the right but not the obligation to assume control of (subject to the right of the Indemnified Person to participate at the Indemnified Person’s expense and with counsel of the Indemnified Person’s choice), the defense, compromise, or settlement of the matter, including at the Operator’s expense, the employment of counsel of the Indemnified Person’s choice.

Nothwithstanding the foregoing, If Almaden becomes Operator as a result of the resignation of Westhaven under section 5.1, Almaden shall have no obligation with respect to the matters in this Section unless and until Westhaven shall have provided, in a timely fashion, any and all funds required by Almaden to enable it to perform such matters and shall be entitled to charge the Operators fee equal to that referenced in section 8 of Schedule “B”.

6.	TERMINATION OF OPTION AND EXCESS EXPENDITURES

6.1
Except for the provisions of subsection 6.3, Section 7 and Section 14, this Agreement and the Option will (unless otherwise agreed by Almaden in writing) terminate unless Westhaven has satisfied its obligations pursuant to subsection 2.1.

6.2
At any time prior to the exercise of the Option, subject to the performance of the obligation of Sections 2.1(a)(i) and  2.1(b)(i) and the $300,000 cash payment under Section 2.1, Westhaven will have the right to terminate this Agreement and the Option by giving not less than thirty (30) days’ notice to that effect to Almaden.

6.3	As evidence of making the Expenditures, a notice to Almaden accompanied by:

(a)	a certificate of an officer of Westhaven certifying that the amount of Expenditures for a period specified in paragraph 2.1(c) has been made; and

(b)	a reasonably itemized statement of such Expenditures;

will be conclusive evidence of the making thereof unless Almaden delivers to Westhavena notice reasonably questioning the accuracy of such statement within 30 days of the receipt by Almaden thereof.  Upon delivery by Almaden of a notice reasonably questioning the accuracy of such certificate, the matter will be referred to the auditor of Westhaven for final determination.  If such auditor determines that Westhaven has not spent the required Expenditures within the particular time specified in paragraph 2.1(c), Westhaven will not lose any of its rights hereunder and the Option will not terminate if Westhaven pays to Almaden, within 30 days of receipt of the auditor's determination, an amount equal to one hundred and fifty percent (150%) of the deficiency in such Expenditures (all of which, if paid in a timely manner, will be deemed to be Expenditures).  Such audit will be for the account of Almaden unless such auditor determines that Westhaven has not spent the required Expenditures, in which case such audit will be for the account of Westhaven .

7.	OBLIGATIONS AFTER TERMINATION OF OPTION

7.1
If this Agreement is terminated for any reason whatsoever prior to the exercise of the Option this Agreement, including the Option, but excluding this Section 7 (which will continue in full force and effect for so long as is required to give full effect to the same) will be of no further force and effect except that Westhaven will:

(a)	leave the Willow Property;

(i)	free and clear of all liens, charges and encumbrances arising from this Agreement or its operations hereunder;

(ii)
if the termination is on a date which is less than 6 months prior to the due date of the Annual Maintenance Fees, Westhaven shall be responsible for making payment of the Annual Maintenance Fees with respect to the Willow Property; and

(iii)	in a safe and orderly condition;

(b)
deliver to Almaden, within 90 days of termination, a report on all work carried out by Westhaven on the Willow Property (limited to factual matters only) together with copies of all sample location maps, drill hole assay logs, assay results and other technical data complied by Westhaven with respect to work on the Willow Property not previously delivered to Almaden; and

(c)
have the right to remove from the Willow Property, within three months of the effective date of termination, all Supplies and Facilities erected, installed or brought upon the Willow Property by or at the instance of Westhaven.

8.	EXERCISE OF OPTION

8.1
Once Westhaven has satisfied its obligations in accordance with subsection 2.1, subject to the right of audit as provided in Section 6.3, Westhaven will have exercised the Option and acquired an undivided sixty (60%) percent right, title and interest in and to the Willow Property and will give notice to Almaden to that effect.

8.2
Following the exercise by Westhaven of the Option, Almaden will take the necessary actions to transfer to and record in the name of a Nevada subsidiary of Westhaven an undivided sixty (60%) percent legal and beneficial interest in and to the Willow Property in accordance with applicable laws.

9.	ASSOCIATION OF PARTICIPANTS

9.1
In the event that Westhaven exercises the Option in accordance with the terms of this Agreement, then Westhaven and the Optionors agree that a joint venture (the "Joint Venture") will be deemed, automatically, to have been formed (the "Participation Date") for the further exploration and development of the Willow Property, sharing the costs of such exploration and development in accordance with their respective interests in the Willow Property, and the parties agree to negotiate, in good faith and enter into a formal joint venture agreement (the "Joint Venture Agreement") incorporating the material terms set out in Schedule "B" appended hereto.

10.	AREA OF INTEREST

10.1
If a party or an Affiliate (the “Offeror”) acquires directly or indirectly or pursuant to any third party agreement, any exploration permit or other form of interest in minerals located wholly or in part within an area of five (5) miles from the boundaries of the Willow Property (the “Area of Interest”), the Offeror will promptly offer, such interest to the other party with respect to the Willow Property (the “Offerees”) by notice in writing setting out the nature of such mineral interest and including all information known by the Offeror about such mineral interest, the Offeror’s, or its Affiliate’s, acquisition costs and all other details relating thereto and if, within 60 days from the date of the receipt of such notice, one or more of the Offerees accepts such mineral interest by notice in writing to the Offeror and pays to the Offeror a percent of the Offeror’s acquisition costs as set out in such notice equal to the Offeree’s interest in the property as of the date of this Agreement, such mineral interest will be deemed to form part of the Willow Property for the purposes of this Agreement and the boundaries of such mineral interest will be deemed to form part of the new boundaries of the Willow Property for the purposes of this section 10.

10.2
Each party with respect to the Willow Property will execute and deliver or cause to be executed and delivered such further documents and instruments and give such further assurances as the other may reasonably require to evidence and give effect to the establishment of the Area of Interest and the transfer of mineral interests pursuant to this section 10.

10.3
Each party with respect to the Willow Property hereby covenants and agrees with the other to use its best efforts in any acquisition agreement under which it acquires any interest in minerals within the Area of Interest to acquire a 100% undivided interest in such minerals and to obtain unencumbered rights to assign an interest in any such agreement and the mineral rights related thereto pursuant to the provisions of this Agreement.

10.4
For greater certainty, it is agreed that Westhavenand Almaden are competitors outside of the Area of Interest and are free to acquire property outside of the Area of Interest and neither party has any restriction or obligation whatsoever outside of the five (5) mile Area of Interest.

11.	NOTICES

11.1
Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and may be given by the delivery of the same or by sending the same by electronic facsimile, in each case addressed as follows:

(a)	If to Almaden or America at:
Almaden Minerals Ltd.
Suite 1103 - 750 West Pender Street
Vancouver, B.C. V6C 2T8

Attention: President
Facsimile No.: 604-689-7645

(b)	If to Westhaven at:

Westhaven Ventures Inc.

Suite 1925 –1095 West Pender Street
Vancouver, B.C. Canada V6E 2M6

Attention: President

Facsimile No.:

11.2
Any notice, direction or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered and, if sent by facsimile, be deemed to have been given or received on the day it was so sent unless it was sent:

(a)	on a day which is not a Business Day in the place to which it was sent; or

(b)	after 4:00 p.m. in the place to which it was sent,

in which cases it will be deemed to have been given and received on the next day which is a Business Day in the place it was sent to.  Notices which are required to be sent for information purposes are required to be sent, but for the purposes of determining the time when receipt of a notice is effective hereunder it is the time of receipt of the primary notice which is relevant.

11.3
Any party may at any time give to the others notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

12.	WITHDRAWAL AND TERMINATION

12.1	Subject to the provisions of subsection 7.1, in the case of a termination prior to the exercise of the Option, this Agreement will terminate upon the occurrence of the earliest of:

(a)	the written agreement by the parties to terminate; or

(b)	the termination of the Option and this Agreement pursuant to Section 6.

13.	FORCE MAJEURE

13.1
No party will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its control (each an “Intervening Event”) (except those caused by its own lack of funds) including, but not limited to adverse weather conditions, environmental or native land claims protests or blockages, war, insurrection or other acts against a lawfully appointed or elected governing body, acts of God, fire, flood, explosion, strikes, lockouts or other industrial disturbances, laws, rules and regulations or orders of any duly constituted governmental authority, delays in the granting or issuance of any necessary permits, licenses or consents or non-availability of labour, equipment, materials or transportation.

13.2
A party relying on the provisions of subsection 13.1 will promptly give written notice to the others of the particulars of the Intervening Event and all time limits imposed by this Agreement will be extended from the date of delivery of such notice by a period equivalent to the period of delay resulting from an Intervening Event plus a 30 day corrective period.

13.3
A party relying on the provisions of subsection 13.1 will take all reasonable steps to eliminate any Intervening Event and, if possible, will perform its obligations under this Agreement as far as commercially practical, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion commercially impracticable.  A party relying on the provisions of subsection 13.1 will give written notice to the others as soon as such Intervening Event ceases to exist.

14.	DEFAULT

14.1
Notwithstanding anything in this Agreement to the contrary, if any party (a “Defaulting Party”) is in default of any requirement herein set forth the party affected by such default (“Affected Party”) may give written notice (“Default Notice”) to the Defaulting Party specifying the default and unless with respect to any default which does not constitute a Force Majeure, within 30 days of receipt of the Default Notice the Defaulting Party has cured such default.

The Affected Party will be entitled to seek any remedy it may have on account of such default including, without limitation, terminating this Agreement and/or seeking the remedies of specific performance, injunction or damages against the Defaulting Party.

15.	OPTION ONLY

15.1	This is an option only and except as specifically provided otherwise nothing herein will be construed as obligating Westhaven, prior to the exercise of the Option, to do any acts or make any payments hereunder except as otherwise set forth, and any act or acts or payment or payments as may be made hereunder will not be construed as obligating Westhaven to do any further act or acts or make any further payment or payments except as otherwise provided herein.

16.	ARBITRATION

16.1
Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity of it, or any deadlock or inability of the parties to agree on a course of action to be taken hereunder, will be referred to and finally resolved by arbitration under the rules of the British Columbia International Commercial Arbitration Centre in effect on the date hereof.

16.2	The parties agree that:

(a)	the appointing authority will be the British Columbia International Commercial Arbitration Centre;

(b)	the case will be administered by the British Columbia International Commercial Arbitration Centre in accordance with its “Procedures for Cases under the BCICAC Rules”;

(c)	the place of arbitration will be Vancouver, British Columbia;

(d)	the number of arbitrators will be three; and

(e)	the language used in the arbitral proceeding will be English.

16.3
The arbitrators’ fees will be paid by both parties in equal parts during the course of the arbitration but upon final decision of the dispute, the defeated party will pay all costs and reimburse all arbitration costs, including the amounts paid by the prevailing party, subject to the contrary decision of the arbitrators.

16.4
Arbitrations pursuant to this Section 16 will be carried out in such a manner as to render the arbitration award enforceable in British Columbia, and in that regard all requirements of any such jurisdiction with respect to rendering a foreign arbitral award enforceable will be complied with.

16.5	The City of Vancouver will be the venue for any legal proceedings to enforce in British Columbia.

17.	CONFIDENTIALITY

17.1
All information and data concerning or derived from Mining Work shall be confidential and, except to the extent required by law or by regulation of any securities commission, stock exchange or other regulatory body, shall not be disclosed to any person other than a party's professional advisors or an Affiliate without the prior written consent of the other party or parties, which consent shall not unreasonably be withheld.

17.2
The text of any news releases or other public statements which a party desires to make with respect to the Willow Property shall be made available to the other party or parties prior to publication and the other party or parties shall have the right to make suggestions for reasonable changes therein within twenty four (24) hours of delivery.

18.	RESTRICTIONS ON ALIENATION

18.1
No party (the "Selling Party") shall sell, transfer, convey, assign, mortgage or grant an option in respect of or grant a right to purchase or in any manner transfer or alienate all or any portion of its interest or rights under this Agreement without the prior consent in writing of the other parties, such consent not to be unreasonably withheld.

18.2
Where consent has been granted, before the completion of any sale or other disposition by any party of its interests or rights or any portion thereof under this Agreement, the Selling Party shall require the proposed acquirer to enter into an agreement with the party or parties not selling or otherwise disposing on the same terms and conditions as set out in this Agreement.

18.3
The provisions of subsections 18.1 and 18.2 shall not prevent a party from entering into an amalgamation or corporate reorganization which will have the effect in law of the amalgamated or surviving company possessing all the property, rights and interests and being subject to all the debts, liabilities and obligations of each amalgamating or predecessor company, or prevent a party from assigning its interest to an Affiliate of such party provided that the Affiliate first complies with subsection 18.2 and agrees in writing with the other parties to re-transfer such interest to the originally assigning party immediately before ceasing to be an Affiliate of such party.

19.	GENERAL

19.1
Each party agrees from time to time, subsequent to the date hereof, to execute and deliver or cause to be executed and delivered to the others of them such instruments or further assurances as may, in the reasonable opinion of any of them, be necessary or desirable to give effect to the provisions of this Agreement or as may be reasonably required for registering or recording changes in ownership interests in the Willow Property.

19.2	Time will be of the essence in the performance of this Agreement.

19.3
The headings of the sections of this Agreement are for convenience only and do not form a part of this Agreement nor are they intended to affect the construction or meaning of anything herein contained or govern the rights and liabilities of the parties.

19.4	This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

19.5
If any one or more of the provisions contained herein should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

19.6	This Agreement may only be revised, changed or altered by an agreement in writing, signed by the party against which enforcement, waiver, change, modification or discharge is sought.

19.7	This Agreement constitutes the entire agreement between the parties and, except as hereafter set out, replaces and supersedes all prior agreements, memoranda, correspondence, communications,

negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties.

19.8	All references to currency in this Agreement are references to currency of Canada.

19.9	This Agreement will be governed by and construed according to the laws of British Columbia and the laws of Canada.

19.10	This Agreement is subject to acceptance by the Exchange.

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

ALMADEN MINERALS LTD. Per: “Morgan Poliquin” _____________________________________________ Authorized Signatory	WESTHAVEN VENTURES INC.. Per: “G. Thomas” ____________________________________________________ Authorized Signatory

ALMADEN AMERICA INC.. Per: “Morgan Poliquin” ____________________________________________ Authorized Signatory

SCHEDULE “A”

WILLOW PROPERTY

Willow Property Description

The “Willow Property” consists of the following Claims in Nevada, USA

BLM Serial No Claim Name/Number Mc Lead Case Ser Nr County

NMC982611 WILLOW 112 NMC982572 Douglas

NMC982613 WILLOW 114 NMC982572 Douglas

NMC982615 WILLOW 116 NMC982572 Douglas

NMC982617 WILLOW 118 NMC982572 Douglas

NMC982619 WILLOW 120 NMC982572 Douglas

NMC982621 WILLOW 122 NMC982572 Douglas

NMC982636 WILLOW 137 NMC982572 Douglas

NMC982637 WILLOW 138 NMC982572 Douglas

NMC982638 WILLOW 139 NMC982572 Douglas

NMC982639 WILLOW 140 NMC982572 Douglas

NMC982640 WILLOW 141 NMC982572 Douglas

NMC982641 WILLOW 142 NMC982572 Douglas

NMC982656 WILLOW 157 NMC982572 Douglas

NMC982657 WILLOW 158 NMC982572 Douglas

NMC982658 WILLOW 159 NMC982572 Douglas

NMC982659 WILLOW 160 NMC982572 Douglas

NMC982660 WILLOW 161 NMC982572 Douglas

NMC982661 WILLOW 162 NMC982572 Douglas

NMC982663 WILLOW 164 NMC982572 Douglas

NMC982665 WILLOW 166 NMC982572 Douglas

NMC982692 WILLOW 193 NMC982572 Douglas

NMC982693 WILLOW 194 NMC982572 Douglas

NMC982694 WILLOW 195 NMC982572 Douglas

NMC982695 WILLOW 196 NMC982572 Douglas

NMC982696 WILLOW 197 NMC982572 Douglas

NMC982698 WILLOW 199 NMC982572 Douglas

NMC982700 WILLOW 201 NMC982572 Douglas

NMC982702 WILLOW 203 NMC982572 Douglas

NMC982703 WILLOW 204 NMC982572 Douglas

NMC982704 WILLOW 205 NMC982572 Douglas

NMC982705 WILLOW 206 NMC982572 Douglas

NMC982706 WILLOW 207 NMC982572 Douglas

NMC982707 WILLOW 208 NMC982572 Douglas

NMC982708 WILLOW 209 NMC982572 Douglas

NMC982709 WILLOW 210 NMC982572 Douglas

NMC982710 WILLOW 211 NMC982572 Douglas

NMC982711 WILLOW 212 NMC982572 Douglas

NMC982712 WILLOW 213 NMC982572 Douglas

NMC982713 WILLOW 214 NMC982572 Douglas

NMC982714 WILLOW 215 NMC982572 Douglas

NMC982715 WILLOW 216 NMC982572 Douglas

NMC982716 WILLOW 217 NMC982572 Douglas

NMC982717 WILLOW 218 NMC982572 Douglas

NMC982718 WILLOW 219 NMC982572 Douglas

NMC982719 WILLOW 220 NMC982572 Douglas

NMC982720 WILLOW 221 NMC982572 Douglas

NMC982721 WILLOW 222 NMC982572 Douglas

NMC982722 WILLOW 223 NMC982572 Douglas

NMC982723 WILLOW 224 NMC982572 Douglas

NMC982724 WILLOW 225 NMC982572 Douglas

NMC982725 WILLOW 226 NMC982572 Douglas

NMC982726 WILLOW 227 NMC982572 Douglas

NMC992879 WILLOW 282 NMC992849 Douglas

NMC992880 WILLOW 285 NMC992849 Douglas

NMC992881 WILLOW 286 NMC992849 Douglas

NMC992882 WILLOW 287 NMC992849 Douglas

NMC992883 WILLOW 288 NMC992849 Douglas

NMC996836 WILLOW  6B NMC996831 Douglas

NMC996837 WILLOW  7B NMC996831 Douglas

NMC996838 WILLOW  8B NMC996831 Douglas

NMC996839 WILLOW  9B NMC996831 Douglas

NMC996840 WILLOW  10B NMC996831 Douglas

NMC996841 WILLOW  11B NMC996831 Douglas

NMC996842 WILLOW  12B NMC996831 Douglas

NMC996843 WILLOW  13B NMC996831 Douglas

NMC996844 WILLOW  14B NMC996831 Douglas

NMC996845 WILLOW  15B NMC996831 Douglas

NMC996846 WILLOW  16B NMC996831 Douglas

NMC996847 WILLOW  17B NMC996831 Douglas

NMC996848 WILLOW  18B NMC996831 Douglas

NMC996849 WILLOW  19B NMC996831 Douglas

NMC996850 WILLOW  20B NMC996831 Douglas

NMC996851 WILLOW  21B NMC996831 Douglas

NMC996852 WILLOW  22B NMC996831 Douglas

NMC996853 WILLOW  23B NMC996831 Douglas

NMC996854 WILLOW  24B NMC996831 Douglas

NMC996855 WILLOW  25B NMC996831 Douglas

NMC996856 WILLOW  26B NMC996831 Douglas

NMC996857 WILLOW  27B NMC996831 Douglas

NMC996858 WILLOW  28B NMC996831 Douglas

NMC996859 WILLOW  29B NMC996831 Douglas

NMC996860 WILLOW  30B NMC996831 Douglas

NMC996861 WILLOW  31B NMC996831 Douglas

NMC996862 WILLOW  32B NMC996831 Douglas

NMC996863 WILLOW  33B NMC996831 Douglas

NMC996864 WILLOW  34B NMC996831 Douglas

NMC996865 WILLOW  35B NMC996831 Douglas

NMC996866 WILLOW  36B NMC996831 Douglas

NMC996871 WILLOW  41B NMC996831 Douglas

NMC996872 WILLOW  42B NMC996831 Douglas

NMC996873 WILLOW  43B NMC996831 Douglas

NMC996874 WILLOW  44B NMC996831 Douglas

NMC996875 WILLOW  45B NMC996831 Douglas

NMC996876 WILLOW  46B NMC996831 Douglas

NMC996877 WILLOW  47B NMC996831 Douglas

NMC996878 WILLOW  48B NMC996831 Douglas

NMC996879 WILLOW  49B NMC996831 Douglas

NMC996880 WILLOW  50B NMC996831 Douglas

NMC996881 WILLOW  51B NMC996831 Douglas

NMC996882 WILLOW  52B NMC996831 Douglas

NMC996883 WILLOW  53B NMC996831 Douglas

NMC996884 WILLOW  54B NMC996831 Douglas

NMC996885 WILLOW  55B NMC996831 Douglas

NMC996886 WILLOW  56B NMC996831 Douglas

NMC996887 WILLOW  57B NMC996831 Douglas

NMC996888 WILLOW  58B NMC996831 Douglas

NMC996889 WILLOW  59B NMC996831 Douglas

NMC996890 WILLOW  60B NMC996831 Douglas

NMC996891 WILLOW  61B NMC996831 Douglas

NMC996892 WILLOW  62B NMC996831 Douglas

NMC996893 WILLOW  63B NMC996831 Douglas

NMC996894 WILLOW  64B NMC996831 Douglas

NMC996895 WILLOW  65B NMC996831 Douglas

NMC996896 WILLOW  66B NMC996831 Douglas

NMC996897 WILLOW  67B NMC996831 Douglas

NMC996898 WILLOW  68B NMC996831 Douglas

NMC996899 WILLOW  69B NMC996831 Douglas

NMC996900 WILLOW  70B NMC996831 Douglas

NMC996901 WILLOW  71B NMC996831 Douglas

NMC996902 WILLOW  72B NMC996831 Douglas

NMC996905 WILLOW 198B NMC996831 Douglas

NMC996906 WILLOW 200B NMC996831 Douglas

NMC996907 WILLOW 202B NMC996831 Douglas

NMC996908 WILLOW 283 NMC996831 Douglas

NMC996909 WILLOW 284 NMC996831 Douglas

NMC996910 WILLOW 289 NMC996831 Douglas

NMC996925 WILLOW 304 NMC996831 Douglas

NMC996926 WILLOW 305 NMC996831 Douglas

Number of ACTIVE CLAIMS 128

E

SCHEDULE “B”

MATERIAL TERMS OF JOINT VENTURE AGREEMENT

Under section 9 of the Agreement, Westhaven and the Optionors and/or its assigns agree to execute and deliver a joint venture agreement for the future exploration and development of the Willow Property on a joint venture basis on the following material terms:

(1)           The initial interest of the parties in and to the Willow Property and all other assets, liabilities, benefits or losses relating to the Willow Property (the "Project") will be Westhaven as to a 60% undivided interest, and the Optionors as to a 40% undivided interest, subject to variation from time to time as set out below in which event the parties will be deemed to have initially contributed the following costs for the Project:  Westhaven $6,000,000 and the Optionors $4,000,000.

(2)           The parties will form a management committee consisting of one member appointed by each party (the "Management Committee").  The Management Committee will have the power and authority to make binding decisions on behalf of the parties with respect to the exploration and development of the Willow Property and the Project, and all matters incidental thereto, including the approval of annual work programs and budgets for all exploration and development work.  All decisions of the Management Committee will be made by a simple majority of votes, each party having one vote for each one percent (1%) of interest held in the Project.  In the event of a tie vote, the Operator will have a casting or deciding vote.

(3)           The Management Committee will appoint a person or company to act as the daily manager and administrator of the exploration and development work on the Willow Property (the "Operator"), and the first Operator will be determined in accordance with Section 5.1 of the Option Agreement to which this Schedule is annexed until its resignation or removal by the Management Committee.

(4)           The Operator will prepare and submit for the consideration of the Management Committee annual work programs and budgets for the exploration and development work on the Willow Property (collectively the "Programs" and individually a "Program").  If the Operator has not submitted a Program within sixty (60) days of any calendar year end, the non-Operator will be entitled to prepare and submit a Program to the Management Committee for its consideration.

(5)           Within sixty (60) days following the Management Committee's approval of a Program, the parties will elect by notice in writing to the Management Committee to either not participate in the Program, participate in the Program to the full extent of their cost share, or participate in the Program for an amount less than their cost share.  A party's cost share will be equal to its proportionate share of cost of a Program based upon its interest held in the Project.  If a party elects to not participate or elects to participate for an amount less than its cost share, that party will suffer dilution of its interest in the Willow Property and the Project in accordance with the provisions below.

(6)           If a party elects not to contribute or elects to contribute less than its entire cost share, such party's interest in the Project will be reduced to a percentage equal to the fraction the numerator of which is the total costs for the Project paid or deemed paid by the party and the denominator of which is the total costs for the Project of all parties paid or deemed paid, multiplied by 100, and the other party's interest will be accordingly increased.  If any party's interest is reduced below ten percent (10%) by the operation of this paragraph, such party will transfer its remaining interest in the Project to the other party, and will receive as consideration therefor a 2.0% net smelter returns royalty.  "Net smelter returns" will be calculated from the gross receipts received by the contributing party from any smelter or refinery, less smelter treatment charges, production taxes or royalties, and transportation expenses to the smelter or other purchaser. If Westhaven’s interest in the Project is reduced to below 50% and at the time of such reduction Westhaven is Operator, then. forthwith upon such reduction, Almaden shall be entitled to be Operator.

(7)           The parties electing to contribute to a Program will have thirty (30) days from receipt of the Operator's invoice to pay their cost share in proportion to their interest in the Project.  If a party fails to pay its cost share within such time, the defaulting party's interest will suffer dilution in accordance with the provisions of paragraph 6 above, but at one and one-half (1 1/2) times the normal rate, and the Operator will have a lien upon that party's share of production to a value equal to one hundred fifty percent (150%) of the amount in default with interest at twelve percent (12%) per annum calculated from the date of default to the date of repayment.  The Operator will be entitled to render invoices for costs of a Program in advance, provided that such a request for an advance does not exceed the estimated cost for the next one (1) month's operations.

(8)           The Operator will be entitled to charge the parties a management fee equal to a percentage for expenditures in any Program's budget as follows: 7% for exploration, 3.5% for development, and 1% for production and for capital expenditures, it being understood that the intent of the management fee is to cover the costs of the Operator and not to make a profit. Either party may, within reason, request a review of management fees.

(9)           The non-Operator will be entitled to enter upon the Willow Property after 24 hours advance notice to the Operator, at the non-Operator's own risk, provided that such access is not disruptive to the exploration or mining activities of the Operator.

(For all purposes under the Joint Venture Almaden and America jointly shall be regarded as one party)